Exhibit 99.1

Pypo China Holdings Limited Announces Name Change to
Funtalk China Holdings Limited

BEIJING, Dec. 2 /PRNewswire-Asia-FirstCall/– Pypo China Holdings Limited (the “Company”) (OTC Bulletin Board: PYPCF, PYPAF, PYPBF, PYPWF, PYPZF) today announced shareholder resolutions adopted at its extraordinary general meeting of shareholders held in Beijing on November 26, 2009.

The Company’s proposal to change its corporate name was adopted at the extraordinary general meeting held on November 26, 2009. Effective November 26, 2009, the Company’s corporate name is Funtalk China Holdings Limited.

The Company’s ordinary shares, series A units, series B units, class A warrants and class B warrants will remain trading on the OTC Bulletin Board under the current symbols until new symbols are assigned by FINRA.

“We are pleased to have successfully completed our name change to Funtalk China Holdings Limited and believe that this new name better reflects our primary business operations and growth strategy in China’s mobile communications market,” commented Mr. Dongping Fei, Chief Executive Officer. “We have a vast mobile phone product distribution network in China servicing 9,500 retail outlets in over 350 cities in China as well as a network of mobile phone retail chains with a total of 430 retail stores.  As the number one retailer in China specializing in mobile phones, we believe this new name will further enhance the visibility and appeal of our brand and serves in the best interests of our shareholders.”

About Funtalk China Holdings Limited

The Company is a retailer and distributor of wireless communications devices, accessories and content in China. The Company enjoys a national network of branch offices and distribution centers servicing approximately 9,500 retail outlets in over 350 cities across 30 Chinese provinces, a network of mobile phone retail chains with a total of 430 mobile phone retail stores, and an internet retailing platform (http://www.dongdianwang.com) to complement the Company’s retail operations.  More information about the Company can be found at http://www.pypo.net.

Safe Harbor and Informational Statement

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the parties as a result of a number of factors, some of which may be beyond the Company’s control. These factors include the risk that the Company will not successfully integrate its acquisitions of retail chains, as well as the other risk factors detailed in the Company’s filings with the Securities and Exchange Commission.  The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

Bill Zima
ICR Inc. (US)
Phone: +1-203-682-8200